SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1) *

Foghorn Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

344174107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON The Klarman Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,139,639
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,139,639
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,139,639
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [_] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9% (1)
12.	TYPE OF REPORTING PERSON OO

(1) Based on 55,328,655 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 8, 2024.

1.	NAME OF REPORTING PERSON Seth A. Klarman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,139,639 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,139,639 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,139,639 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [_] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9% (2)
12.	TYPE OF REPORTING PERSON IN, HC

(1) Represents shares held by The Klarman Family Foundation. Mr. Klarman may be deemed to share beneficial ownership of such shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, however he has no pecuniary interest therein.

(2) Based on 55,328,655 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 8, 2024.

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 4, 2021 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

Item 5. Ownership of Five Percent or Less of the Class

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2024

THE KLARMAN FAMILY FOUNDATION

By: KFO, LLC, its investment manager

By: _/s/ David P. Berkowitz______

Name: David P. Berkowitz

Title: Chief Investment Officer

SETH A. KLARMAN

_/s/ Seth A. Klarman___________

Seth A. Klarman, individually